

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

June 2, 2015

<u>Via E-Mail</u>
Mr. John A. Hayes
Chairman, President, and Chief Executive Officer
Ball Corporation
10 Longs Peak Drive, P.O. Box 5000
Broomfield, CO 80021-2510.

> **Re: Ball Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 6, 2015**
>
> **Form 10-K for the fiscal year ended December 31, 2014**
> **Filed February 20, 2015**
>
> **Form 10-Q for the quarter ended March 31, 2015**
> **Filed May 8, 2015**
> **File No. 1-7349**

Dear Mr. Hayes:

We have reviewed the above-captioned filings and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe that our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments we may have additional comments.

<u>Preliminary Proxy Statement on Schedule 14A</u>

<u>General</u>

1. Please update the financial information provided related to Ball Corporation to comply with Rule 3-12 of Regulation S-X. This should include a pro forma balance sheet as of March 31, 2015 and corresponding pro forma statement of earnings for the period ended March 31, 2015. Refer to Rule 11-02(c) of Regulation S-X.

The Acquisition, page 1

2. Please provide a detailed analysis supporting your conclusion that the issuance of Ball shares in connection with the acquisition meets the requirements of Staff Legal Bulletin 3A.

3. Please confirm that the consideration to be received by Rexam shareholders is the same should the acquisition be effected by the scheme of arrangement or by way of a takeover offer.

Background to the Acquisition, page 27

4. Please elaborate on the topics presented or reviewed by representatives of your financial advisor, Greenhill & Co., LLC in discussions with your board of directors on October 26, 2014, January 7, 2015, and February 3, 2015.

5. Please elaborate on the potential structures for a combination discussed by Messrs. John A. Hayes and Graham Chipchase on December 3, 2014.

6. Please elaborate on the Rexam board of directors' position for Ball to put forth a proposal regarding a possible combination of Ball and Rexam provided in the December 11, 2014 letter received by Mr. John A. Hayes from Mr. Stuart Chambers.

Reasons for the Acquisition, page 39

7. Please elaborate on the factor relating to the anticipated market capitalization, balance sheet, free cash flow, liquidity, and capital structure of Ball after the acquisition so that Ball shareholders may understand why the board of directors thought that the factor supported its decision to recommend that Ball shareholders approve the issuance of Ball common stock to Rexam shareholders as partial consideration for the acquisition.

8. Please quantify the "substantial" indebtedness that Ball will incur in connection with the acquisition.

Notes to the Unaudited Pro Forma Condensed Combined Financial Statements, page 87

General

9. When one financial statement line item is impacted by multiple adjustments, please separately present each of the adjustment amounts impacting the line item on the face of the pro forma financial statement or in the notes to the pro forma financial statements similar to your presentation of shareholders' equity on page 100. For

example, the $4,507 million net adjustment to cash and cash equivalents appears to be related to multiple pro forma adjustments.

10. Your disclosures on page 25 indicate that you will provide a mix and match facility to holders of Rexam shares so that they can elect to vary the proportion of common stock and cash that they receive. Please discuss this facility in your pro forma financial statements and correspondingly the impact it could have on the total purchase price of the acquisition.

11. Your disclosures on page 53 indicate that you will enter into employee arrangements with Rexam employees. Please tell us what consideration you gave to reflecting the impact of these as well as any other agreements entered into in regards to the acquisition in your pro forma financial statements pursuant to Rule 11-02(b)(6) of Regulation S-X.

12. Your disclosures on page 13 of your Form 10-Q indicate that you are also required to pay fees under the bridge loan agreement while the facility is outstanding. Please clarify in your disclosures what consideration was given to these fees in your pro forma financial statements.

13. Note 4(iv) on page 95 indicates that Rexam's derivative arrangements will be required to be settled and terminated upon the consummation of the acquisition. Please expand your disclosures to discuss the terms of this expected settlement, including if any payments will be required to be made upon settlement. Please also tell us whether you expect to record any gain or loss on the settlement and what consideration was given as to whether this amount should be reflected on the pro forma balance sheet. Refer to Rule 11-02(b)(5) of Regulation S-X.

14. Please show in the notes how you arrived at the pro forma adjustment to depreciation and amortization expenses of $170.7 million. Please show the calculation used to arrive at the adjustment amount, including the specific asset categories and corresponding useful lives.

15. Please expand your disclosures to better explain how you determined the adjustment amount of $564.7 million to deferred taxes and liabilities.

Form 10-K for the Year Ended December 31, 2014

Revenue Recognition in the Aerospace and Technologies Segment, page 46

16. We note that the aerospace and technologies segment represented approximately 11% of your total revenues for the year ended December 31, 2014 and the period ended March 31, 2015 and that sales under long-term contracts in this segment are primarily recognized using the percentage of completion method. In this regard, please address the following:

- Please disclose your accounting policy related to claims and unapproved change pursuant to ASC 605. Please also provide the disclosures required by ASC 605-35-50-6 through 50-8. Please disclose whether unapproved change order/claim amounts included in your determination of revenue include a profit component. If so, please disclose how this component amount is determined and why you believe the inclusion of the profit component is appropriate under the circumstances;

- Please disclose your accounting policy related to pre-contract costs. Refer to ASC 910-340-50-1. In doing so, please disclose whether or not pre-contract costs related to unsuccessful contract bids are written off in the period you are informed you did not get the specific contract. If not, please disclose why not and discuss when they are expensed and your basis for that alternative treatment;

- Please expand your discussion to disclose the effects of any material revisions in contract estimates pursuant to ASC 605-35-50-9; and

- Please disclose the amount of your accrual for anticipated losses on contracts as of each balance sheet date, along with the amount(s) included in each balance sheet line item. Refer to ASC 605-35-45-2.

Financial Condition, Liquidity and Capital Resources, page 72

17. Cash provided by operating activities increased significantly from $839 million in 2013 to $1 billion in 2014. It appears that changes in working capital components, including accounts payable, were a significant contributing factor to this increase. In this regard, please expand your disclosures to discuss the underlying reasons for material changes in working capital components. See Section IV.B of the SEC Interpretive Release No. 33-8350.

Form 10-Q for the Period Ended March 31, 2015

Note 16. Financial Instruments and Risk Management

Impact on Earnings from Derivative Instruments, page 21

18. You recorded a $40.7 million loss on foreign currency contract derivatives not designated as hedge instruments. Please address the following:

- Note (c) to the table on page 21 indicates that these losses are recorded in multiple line items. Given the significance of this loss to your earnings before taxes of $27.5 million for the period ended March 31, 2015, please expand your disclosures to clarify the amount recorded in each statement of earnings line item. Refer to ASC 815-10-50-4A; and

- In Management's Discussion and Analysis, please address the specific underlying reasons these instruments significantly impacted your results during the period. Please discuss any other situations in which your strategies and assumptions related to derivative instruments have resulted in adverse impacts on your results. Please also discuss the expected impact of these instruments on your liquidity and capital resources.

Management's Discussion and Analysis

Interest and Taxes, page 33

19. Please help us better understand how the first quarter 2015 discrete business consolidation charges and deferred financing and other costs resulted in a significantly lower effective income tax rate for the first quarter of 2015 compared to the first quarter of 2014.

Financial Condition, Liquidity and Capital Resources, page 37

20. We note the collateral call disclosures provided on page 20. If you have been required to post collateral in any period presented, please disclose the extent of these calls and the potential impact on your liquidity and capital resources if there are additional collateral calls.

21. You believe that cash flows from operations and cash provided by short term, long term and committed revolver borrowings will be sufficient to meet your ongoing operating requirements, scheduled principal and interest payments on debt, dividend payments, proposed acquisitions, including the proposed acquisition of Rexam, and anticipated capital expenditures. You disclose the amounts available under your revolving credit facility as well as other credit facilities. Please further clarify in your disclosures the extent to which this availability has been committed to your proposed acquisition of Rexam.

22. Given your significant foreign operations, please enhance your liquidity disclosures to address the following:

- Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of the latest balance sheet date;
- Discuss the fact that if the foreign cash and cash equivalents are needed for your operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign

amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true; and

- Disclose the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the impact such restrictions have had or are expected to have on your ability to meet cash obligations.

Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may direct questions on accounting comments to Nudrat S. Salik, Staff Accountant, at (202) 551-3692 or Alfred P. Pavot, Jr., Staff Accountant, at (202) 551-3738. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397.

Sincerely,

/s/ Jay Ingram

Jay E. Ingram
Legal Branch Chief

cc: Via E-Mail
        Shilpi Gupta, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP